OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

EventJoin Inc.

2040 Martin Avenue
Santa Clara, CA 95050

www.eventjoin.com



20000 shares of Preferred Stock (designated as "SAB Tokens")

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 2,140,000* shares of common stock ($1,070,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 20,000 shares of common stock ($10,000)

Company	EventJoin, Inc.
Corporate Address	2040 Martin Avenue, Santa Clara, CA 95050
Description of Business	EventJoin is an event platform for consumer media and advertisement product for the professional events
Type of Security Offered	'SAB' Security Tokens
Purchase Price of Security Offered	$0.50
Minimum Investment Amount (per investor)	$250.00

	Number of Shares	Price to Public	Underwriting discounts and commissions*	Proceeds to the Company**
Per Share for sales of $10,000:	20,000 'SAB' Security Tokens	$0.50	$0.00	$10,000.00
Per share for sales of $1,070,000	2,140,000 'SAB' Security Tokens	$0.50	$0.00	$1,070,000.00

*   The Company will not use commissioned sales agents or underwriters.

**   The per share value does not include expenses of the Offering, including professional fees, costs of securities compliance, escrow fees, and the fees and costs of posting offering information on StartEngine.com, estimated to be [$64,200.00] in the aggregate if we achieve the maximum offering amount. See "Use of Proceeds."


<u>Terms of Tokens</u>


SAB Tokens (Preferred Stock)

Description: The SAB Tokens will represent a single share of Preferred Stock of the company, with rights and preferences as designated in the articles of incorporation and summarized in the Offering Document.

> **Blockchain:** EventJoin is using Stellar platform for the blockchain integration. Stellar provides the high scalability, nominal base fees, and the easiest integration process.

> **Exchanges:** The SAB Security tokens will only be tradeable on exchanges that are authorized to list and trade security tokens; subject to the transfer restrictions applicable to securities sold pursuant to a Reg CF offering.

<u>Material Terms:</u>

> **Voting Rights:** Holders of SAB Tokens will not have the right to vote on matters presented to the shareholders for vote except as required by law.

> **Restrictions on Transfer:**

> Any Securities sold pursuant to Regulation CF offering may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

> In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

> In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by

the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Dividends/Distributions:

Holders of SAB Security Tokens are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. All dividends shall be declared pro rata on the SAB on a pari passu basis according to the number of shares of Common Stock held by such holders.

Liquidation Rights:

In the event of the Company's liquidation, dissolution, or winding up, holders of its SAB Security Tokens are entitled to liquidation preferences superior to holders of the Common Stock in accordance with the Restated Certificate of Incorporation. In the event of any liquidation event, either voluntary or involuntary, the holders of SAB Security Tokens shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share to the greater of (a) the Applicable Original Issue Price (as defined below) for such share of Security Tokens, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of the Security Tokens been converted into Common Stock pursuant to Section 3 of the Restated Certificate of Incorporation immediately prior to such liquidation, dissolution, or winding up or Deemed Liquidation Event (as defined below).

If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event (as defined below) of the Company, the funds and assets available for distribution to the stockholders of the Company shall be insufficient to pay the holders of shares of SAB Tokens the full amount to which they are entitled under Section 1.1 of the Restated Certificate of Incorporation, the holders of shares of SAB Tokens shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of SAB Tokens held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

A "Deemed Liquidation Event" is defined in the Restated Certificate of Incorporation as a merger or consolidation or the sale, lease, transfer, exclusive license or other disposition by the Company or its Subsidiaries of all or substantially all of the assets of the Company and its Subsidiaries.

Other: Conversion Rights:

The SAB Tokens are convertible into the Common Stock of the Company as provided for in Section 3 of the Restated Certificate of Incorporation. Each shares of SAB Token shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Applicable Original Issue Price (as defined below) for such security tokens by the Conversion Price (as defined below) for such series of SAB Tokens in effect at the time of conversion.

The "Conversion Price" for each SAB Token means the Applicable Original Issue Price of such series of Security Tokens. Such initial Conversion Price, and the rate at which Security Tokens may be converted into shares of Common Stock, may be subject to adjustment as further provided in the Amended Certificate of Incorporation.

The "Applicable Original Issue Price" refers to the SAB Original Issue Price of $0.50 per security token.

The Company currently does not have a distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

The 10% Bonus for StartEngine Shareholders

Eventjoin will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of SAB Tokens at $0.50 / share, you will receive 10 SAB Token bonus shares, meaning you'll own 110 shares for $50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

EventJoin Inc. is a corporation incorporated under the laws of the State of Delaware on April 5, 2018. EventJoin takes the networking event experience in the professional world to a new level. By utilizing blockchain technology, Eventjoin enables attendees to build trust and value by enabling them to connect before, during and after an event. The Eventjoin "SAB" token is a security token that can be used for strategic advertisement on the platform and will provide relevant approved ads to the target audience. The ad will be from sponsors, advertisers, and recruiters interested in reaching the attendees of the event. The SAB token will open a transparent and safe ecosystem that benefits all ad publishers in the platform by connecting directly with users based on their real interests and needs, and with permission of protected data that every user was motivated to share.

The Eventjoin platform is targeted to professional organizers interested in building their brand and followers. The Eventjoin ecosystem connects the organizer, attendees, speakers and enables companies to connect to the organizer's network.

For the attendees (including the speaker and organizer) the ecosystem enables the connections between people before, during and after. Enabling the organizer to create the event to meet the requirements of the attendees to maximize the value of their time at the event.

The current platform has enabled our current users to use foundational features which are similar to our main competitors. The users have been able to provide feedback and have enabled us to identify areas of opportunities to prioritize as part of the token ecosystem.

The Company's USP lies in delivering a data-driven platform that brings together professionals in the quest of building powerful networks inside and outside their industry by establishing real, in-person connections at networking events.

Further information about the Company and its business appears at the "Company" tab on the Company's profile on StartEngine.com and as **Exhibit C** to the Form C of which this Offering Memorandum forms a part.

Liabilities and Litigation

The Company is currently not subject to any liabilities or litigation.

The team

Officers and directors

| Shalini Kasliwal | Founder, Director & CEO |

Shalini Kasliwal

Shalini has been the CEO and director of EventJoin Since it's inception and has been responsible for the vision and growth of this platform. With over 20 years of software industry experience, Shalini has worked tirelessly as an accomplished leader building teams in the domestic and international markets. Before her role as Founder, Shalini served as the Head of Talent Management at Metromile, Couchbase, and GSN Games. Before that, she was the founder and CEO of Straighthire (acquired by a local firm). She believes in the power of professional networking and the need for a platform which can enable professionals to connect and build their network at events. Employer name: EventJoin, Inc. Dates employed: 2017 - Present Position title: Founder & CEO Employer name: SAMAK Partners LLC. Dates employed: April 2018 - Present (Part-time) name: Metromile, Dates employed: Jun 2016 - Mar 2018, Position title: Head of Talent Management

Number of Employees: 10

Related party transactions

The company has an outstanding promissory note for $1500.00 to the founder of the company, Shalini Kasliwal. The notes bear interest of 8% per year, with the balance and accrued interest due at maturity on Jan 31, 2019.

<h3 style="text-align:center">RISK FACTORS</h3>

These are the principal risks that related to the company and its business:

- **Investors in this Offering will receive no voting rights.** The company has determined that investors in this Offering will receive 'SAB' security tokens. The 'SAB' security tokens will carry no voting rights. All rights and preferences are set forth in the Subscription Agreement and the Restated Certificate of Incorporation (to be filed prior to each closing) of the Company. No investor in this Offering will have the ability to determine the policies of the Company unless provided by law, as voting power is concentrated in the hands of our founding members

- **The Company is at a nascent stage and has limited operating history.** It is possible that the Company will face many difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; developing new products; delays in reaching its goals; unanticipated start-up costs; potential competition from larger, more established companies; and difficulty recruiting and retaining qualified employees for management and other positions. The Company may face these and other difficulties in the future and some may be beyond its control. If the Company is unable to successfully address these difficulties as they arise, the Company's future growth and earnings will be negatively affected. The Company cannot be assured that our business model and plans will be successful or that we will successfully address any problems that may arise. It is possible that you could lose your entire investment.

- **Security tokens are subject to changes in the government regulations.** Due to the novel nature of blockchain-based technology, there is currently unclear or insufficient government regulation or protection on how such ICO tokens are to be traded or transferred. Therefore, if the tokens are tradeable on a secondary market, then market manipulation such as pump-and-dump schemes by unsavory third parties may exist until appropriate regulations are eventually enforced. Additionally, unforeseen government regulation may result in complete illiquidity of cryptocurrencies and its derivatives such as through the restriction of cryptocurrency exchanges. Perceived market price of ICO tokens may not necessarily represent their true fundamental value and may be subjected to over-speculation and therefore extreme corrections and volatility. High volatility assets are generally considered investments of risk.

- **Management has discretion on use of proceeds generated from this offering.** The Company's success will be substantially dependent upon the discretion and judgment of its management team with respect to the applicable and allocation of the proceeds of this offering.

- **Future fundraising may affect the rights of investors.** In order to expand and to survive, the Company is likely to raise funds against the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

- **Investors may face dilution of their equity interest by subsequent financings and stock issuances.** The Board of Directors of the Company has sole authority to authorize the Company to issue additional shares of the Company's capital stock (including Common and Preferred Stock) and to establish the rights and preferences with respect to such additional stock, including liquidation preferences that may be senior to the Common Stock offered through this offering. In addition, the Company has reserved additional Common Stock under an equity incentive compensation plan to members of the Company's management team and consultants. The Company also has the ability to issue equity through Preferred Stock with terms and preferences to be determined in the sole discretion of the Board of Directors. Preferred Stock would likely be senior to the Company's Common Stock on liquidation and may have other preferential rights such as the right to appoint an additional member to the Board or a right to receive a preferred return on investment. All such future issuances of Preferred or Common stock, or convertible securities such as promissory notes, may dilute an Investor's investment in this Offering.

- **The security tokens may be illiquid for long periods of time** The SAB tokens sold in this offering will be marked with a 1-year restricted legend. This means that they should not be traded on secondary markets until this legend attribute has been removed after 1 year, anticipated to be around June 2019. Although popular ICO token assets are generally considered very liquid due to the ease of transfer using blockchain technology there is nevertheless the risk of financial illiquidity if such tokens are not listed on an exchange. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the Company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

- **The Company has a number of competitors.** There are already a number of companies such as EventBrite, Meetup and Facebook providing similar products. While these competitors may not offer the same consumer appliance technology with a pod-based vaporization system, they may be able to design, manufacture and sell products that achieve similar benefits to consumers at a lower price.

- **The demand for the product has not yet been tested.** The Company will only succeed if there is sufficient demand for this product, people think it is a better option than the competition and the Company has provided the products at a price level that allows the Company to make a profit and still attract business.

- **If we were to lose the services of our key personnel, we may not be able to execute our business strategy.** Our success is substantially dependent on the performance of our executive officers and key employees. The loss of any of our officers or directors would have a material adverse impact on us.

- **If we are unable to hire, retain or motivate qualified personnel, consultants, independent contractors, and advisors, we may not be able to grow effectively.** Our performance will be largely dependent on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of our organization. Competition for such qualified employees is intense. If we do not succeed in attracting excellent personnel or in retaining or motivating them, we may be unable to grow effectively. In addition, our future success will depend in large part on our ability to retain key consultants and advisors. We cannot assure that any skilled individuals will agree to become an employee, consultant, or independent contractor of EventJoin Inc. Our inability to retain their services could negatively impact our business and our ability to execute our business strategy.

- **We may incur uninsured losses.** Although we intend to maintain modest insurance coverage, we cannot assure that we will not incur liabilities and losses as a result of the conduct of our business. Should uninsured losses occur, the holders of our Common Stock could lose their invested capital.

- **The potential market for our products are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing treatments and products, the introduction of new services and products, and changing customer demands.** The Company's success could depend on our ability to respond to changing product standards and technologies on a timely and cost-effective basis. In addition, any failure by the Company to anticipate or respond adequately to changes in technology and customer preferences could have a material adverse effect on its financial condition, operating results and cash flow.

- **Our business plan is speculative.** Our planned businesses are speculative and subject to numerous risks and uncertainties. The research and development of our proposed professional networking platform may not succeed in creating any commercial products or revenue due to functional failure, lack of acceptance of demand from the marketplace, technological inefficiencies, competition, or for other reasons. There is no assurance that we will ever earn significant revenue or profit.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Shalini Kasliwal, 80.0% ownership, Common Stock

Classes of securities

- Common Stock: 8,000,000

  Voting Common Stock:

  Dividend Rights

  Subject to preferences that may be applicable to any then outstanding Preferred Stock, the holders of Voting Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

  Voting Rights

  Each holder of Voting Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

  Right to Receive Liquidation Distributions

  In the event of the Company's liquidation, dissolution or winding up or Deemed Liquidation Event, holders of Voting Common Stock will be entitled to shares ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities and the satisfaction of the liquidation preferences granted to the holders of all shares of the outstanding SAB Security Tokens.

  Rights and Preferences

  Holders of the Company's Voting Common Stock have no preemptive, conversion, or other rights, and there are no redemption or sinking fund provisions applicable to the Company's Voting Common Stock.

  The rights, preferences and privileges of the holders of the Company's Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of any series of our Preferred Stock and any additional classes of Preferred Stock that we may designate in the future.

- SAB Tokens: 0

Restricted Legend

In order to ensure regulatory compliance, EventJoin's SAB Tokens will be temporarily marked with a "restricted security" legend as a token attribute. Securities with a restricted legend generally have a 1-year holding period before investors may freely trade them on the market, or otherwise be held liable for violating US Securities and Exchange Commission (SEC) laws. This token attribute will be removed after approximately 1 year from the conclusion of the offering.

Dividend Rights

Holders of SAB Security Tokens are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. All dividends shall be declared pro rata on the SAB on a pari passu basis according to the number of shares of Common Stock held by such holders.

Voting Rights

Holders of SAB Tokens will not have the right to vote on matters presented to the shareholders for vote except as required by law.

Conversion Rights

The SAB Tokens are convertible into the Common Stock of the Company as provided for in Section 3 of the Restated Certificate of Incorporation. Each shares of SAB Token shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Applicable Original Issue Price (as defined below) for such security tokens by the Conversion Price (as defined below) for such series of SAB Tokens in effect at the time of conversion.

The "Conversion Price" for each SAB Token means the Applicable Original Issue Price of such series of Security Tokens. Such initial Conversion Price, and the rate at which Security Tokens may be converted into shares of Common Stock, may be subject to adjustment as further provided in the Amended Certificate of Incorporation.

The "Applicable Original Issue Price" refers to the SAB Original Issue Price of $0.50 per security token.

Rights to Receive Liquidation Distribution

In the event of the Company's liquidation, dissolution, or winding up, holders of its SAB Security Tokens are entitled to liquidation preferences superior to holders of the Common Stock in accordance with the Restated Certificate of Incorporation. In the event of any liquidation event, either voluntary or involuntary, the holders of SAB Security Tokens shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share to the greater of (a) the Applicable Original Issue Price (as defined below) for such share of Security Tokens, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of the Security Tokens been converted into Common Stock pursuant to Section 3 of the Restated Certificate of Incorporation immediately prior to such liquidation, dissolution, or winding up or Deemed Liquidation Event (as defined below).

If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event (as defined below) of the Company, the funds and assets available for distribution to the stockholders of the Company shall be insufficient to pay the holders of shares of SAB Tokens the full amount to which they are entitled under Section 1.1 of the Restated Certificate of Incorporation, the holders of shares of SAB Tokens shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of SAB Tokens held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

A "Deemed Liquidation Event" is defined in the Restated Certificate of Incorporation as a merger or consolidation or the sale, lease, transfer, exclusive license or other disposition by the Company or its Subsidiaries of all or substantially all of the assets of the Company and its Subsidiaries.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's SAB Tokens are subject to and may be adversely affected by, the rights of the holders of shares of any additional class of Security Tokens that we may designate in the future.

What it means to be a Minority Holder

As an investor in the SAB Security Token of the Company, you will not have any right to vote in regards to the corporate actions of the Company, including issuances of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering will hold minority interest, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

You may be subject to dilution in the future. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you won will go down, even though the value of the company may go up. You will own a small piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each shares being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors (i.e., they get more shares than the new investors would for the same price). Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting-control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-04-09.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until 31st January 2019. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for six months without revenue generation.

The upcoming major expenses are the cost of the consultants and salary of the employee who are working on developing the product. The marketing cost (SEO, google analytics, PPC), and customer acquisition cost. The upcoming major is ICO release for EventJoin.

Financial Milestones

The company is investing for the continued growth of the brand, as is generating sizable net income losses as a result. The company met the first milestone of releasing the MVP and onboarding 500+ users. The company is looking to raise the money in crowdfunding and after that, we want to release the payment and ticketing gateway on our platform and like to provide data analytics to our users. And the funds will be also used for the preparation of an ICO. We are targeted to have 10,000 users by end of the year between US and India launch.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. A $30,000 line of credit is available from AMEX.

We want to be a leader in capturing the market and also want to advance the product. We want to retain the employee and consultant who have been working on this product. We want to meet our milestone which is targeted for next 18 months. If we don't raise the money then all the above things go on pause until we are able to raise the money from the market.

The company has already created the minimum viable product. We will be using the cash right away to meet our first milestone which is ticketing and payment gateway and preparation of an ICO.

If we raise $400k then we can survive for 6-8 months but we need to scale down the plans for the growth. If we raise a $1 million then we can accelerate our technology and marketing growth and can launch ICO in next 3-5 months.

We currently have a line of credit available and offered by a bank. We have not persuade these options as we feel that there are more favorable options in the market.

Indebtedness

The company has an outstanding promissory note for $1500.00 to the founder of the company, Shalini Kasliwal. The notes bear interest of 8% per year, with the balance and accrued interest due at maturity on Jan 31, 2019. The company has $1,703 short term debt as on Apr 9th 2018.

Recent offerings of securities

None

Valuation

$5,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares in the Offering reflects the opinion of the Board as to what would be fair market value and the Company's internal determination based on its own assessment of the Company's current and future value, as well as relative risk for investors investing in similarly situated companies. The valuation of the Company may be determined through negotiations with prospective investors in a future equity financing. Those prospective investors may determine the value of the Company through one or multiple methods which include: Liquidation Value – The amount for which the assets of the Company can be sold, minus the liabilities owed; Book Value – This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet; and Earnings Approach – This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future. This $5,000,000 includes 2,000,000 shares reserved for the Company Employee Option Pool.

USE OF PROCEEDS

EventJoin is a technology company which is working on disrupting the professional event industry. The minimum funds will allow continuing working with our technology and IP but will slow us down on the future growth and development and will have a significant impact on our marketing plan for customer acquisition and ICO. The maximum offering will allow us to be an early player in the disruption of the professional event industry. The maximum raise fund will be utilized equally in developing the IP which is needed to open the revenue stream and also in parallel will allow creating the successful ICO.

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$ 10,000(Minimum Target Amount)	$ 1,000,000 (Maximum Target Amount)
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$ 600	$ 60,000
Net Proceeds	$ 9400	$ 940,000
Use of Net Proceeds:		
R& D & Production - Salary and expenses for engineering	$ 3,500 (approx)	$450,0000
Marketing - Traditional + ICO prepration marketing + Customer Acquisition cost	$ 500 (approx)	$350,000
Working Capital	$_____	$_____
Legal/Finance	$5000 (approx)	$100,000
Misc.	$400 (approx)	$40,000
Total Use of Net Proceeds	$___$9400_____	$ 940,000

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The Company has not previously failed to comply with Regulation CF.

Annual Report

The Company will make annual reports available at https://eventjoin.com/ in the tab labeled Investors. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR EventJoin Inc.

[See attached]

EVENTJOIN, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

April 9, 2018

Together with
Independent Accountants' Review Report

EventJoin, Inc.
Index to Financial Statements (unaudited)



Sudhir Pai, CPA PLLC
Certified Public Accountant

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Management and Stockholders
EventJoin Inc

We have reviewed the accompanying financial statements of EventJoin Inc (the "Company"), a Delaware Corporation which comprise the balance sheet as of April 9, 2018 ("Inception") and the related statement of operations, stockholders' equity and cash flows for Inception, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements does not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is hot modified with respect to that matter.



Sudhir Pai, CPA
Sudhir Pai, CPA PLLC
Certified Public Accountants
Irving TX, United States
Date: April 11, 2018

1



Registered Address: 300 E Royal Lane Suite 127, Irving, TX 75039
Phone: (469)-702-1272 | Fax: (888)-482-0280| info@sudhirpaicpa.com

EventJoin, Inc.
Balance Sheet (Unaudited)

All amounts in US$

Particulars	As at April 9, 2018 (Inception Date)
Assets	
Current Assets	
Cash and cash equivalents	1,162
Subscription receivable	100
Total current assets	**1,262**
Non-current Assets	
Property and equipment(net)	-
Total non-current assets	**-**
Total of assets	
Liabilities and Equity	
Current liabilities	
Short term debt	1,500
Total current liabilities	**1,500**
Non-current liabilities	-
Total non-current liabilities	-
Total of liabilities	**1,500**
Stockholder's Equity	
Common Stock	100
Accumulated deficit	(338)
Total member's equity	**(238)**
Total liabilities and member's equity	**1,262**

The accompanying notes are an integral part of the financial statements

EventJoin, Inc.

Statement of Operations (Unaudited)

All amounts in US$

Particulars	For April 9, 2018 (Inception Date)
Operating revenues	-
Cost of revenues	-
Gross profit	-
Expenses	
Administrative other expenses	338
Total operating expenses	**338**
Operating (loss)	**(338)**
Finance expense	-
Other income (expense)	-
(Loss) before income tax	**(338)**
Provision for tax	-
Net Loss	**(338)**

The accompanying notes are an integral part of the financial statements

EventJoin, Inc.

Statement of Changes in Stockholders'equity (Unaudited)

All amounts in US$

Particulars	Member's equity	Additional Paid in capital	Accumulated (deficit)	Total member's equity
Common Stock, $0.0001 par value, 10,000,000 shares authorized, 10,000,000 shares issued and outstanding	100	-	-	100
Net loss	-	-	(338)	(338)
Balance as on April 9, 2018	100	-	(338)	(238)

The accompanying notes are an integral part of the financial statements

EventJoin, Inc.

Statement of Cash Flows

All Amounts in US$

Particulars	For April 9, 2018 (Inception Date)
Cash flow from operating activities	
Net Loss	(338)
Adjustments to reconcile net loss to net cash generated from operating activities	
Depreciation	-
Changes in working capital	(100)
Net Cash generated from/ (used in) operating activities	**(438)**
Net Cash generated used in investing activities	-
Cash flow from financing activities	
Short term debt proceeds	1,500
Net Cash generated from financing activities	**1,500**
Net increase in cash and cash equivalents	1,162
Cash and cash equivalents at the beginning of the year	-
Cash and cash equivalents at the end of the year	**1,162**

The accompanying notes are an integral part of the financial statements

Notes to the financial statements (Unaudited)

1. **Company overview**

EventJoin Inc was incorporated on April 9, 2018 ("Inception") in the State of Delaware. The financial statements of EventJoin Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Fremont, California

EventJoin is an ecosystem for professionals to connect before, during and after an event. The blockchain platform enables EventJoin to provide a quality event experience for organizers, attendees and speakers to establish greater professional connections get rewarded for networking and helping their network.

EventJoin journey started in 2018 in the San Francisco, United States and Bangalore, India. EventJoin was designed for professionals looking to maximize their connection opportunities at networking events. It is a platform that uses Machine Learning, Artificial Intelligence and Blockchain technology to effectively match attendees, organizers, speakers, and sponsors before, during and after the events, thus delivering in-person connections.

<u>Going Concern and Management's Plans</u>
We will rely on advances from our founders and other financings to operate in the Company's early stages. The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

2. **Basis of preparation of financial statements**

The accompanying financial statements have been prepared in conformity with U.S. Generally Accepted Accounting Principles to reflect the financial position and results of operations of the Company. The financial statements have been presented in United States Dollars. These are special purpose financial statements for submission to crowdfunding.

3. **Summary of Significant accounting policies**

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of April 9, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Risks anal Uncertainties

The Company has only recently been formed, hasn't commenced operations and has no revenue from operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: volatility in the value of crypto assets and availability of leased space and power. In addition, the Company doesn't currently have a prototype or working model of their MINT for which the Company expects to generate revenues from. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents

Revenue Recognition

The Company expects to recognize revenues upon receipt of mined crypto assets when (a) persuasive evidence that an agreement exists; (b) the assets have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. To date we have not generated any revenues.

Income Taxes

The Company applies Accounting Standards Codification ("ASC") 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in

EventJoin, Inc.

deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has yet to file any tax filings. The Company currently is not under examination by any tax authority

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits

4. COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

5. Subsequent events

The Company has evaluated all events or transactions that occurred after the balance sheet date through the date that the financial statements were available for issue on April 11, 2018. The Company is not aware of any additional subsequent events that would require recognition or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



start engine   What's New ▾   Discover Investments   Edit My Campaign   Launch an ICO NEW   Diana C. ▾



EventJoin is pending **StartEngine Approval.**

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Investors

$0.00
Raised of $10K - $1.07M goal

EventJoin

EventJoin

Networking Event Platform on Blockchain

Small OPO · Santa Clara, CA · Advertising and Marketing · Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

The First Blockchain-Powered Platform For Professional Networking Events

"I owe every job I've ever had to networking." - *Tom Farley, president of the NYSE*



EventJoin Vision and Mission

Our Vision: To become the go-to place for professional events.

Our Mission: To help attendees, organizers, and speakers connect and create a powerful event experience that will maximize every online and in-person networking opportunity.

Professional events are a place for people to network, connect, and learn.

EventJoin is an ecosystem for professionals to connect before, during, and after an event. The EventJoin platform enables a quality event experience for organizers, attendees, and speakers to establish greater professional connections, earning rewards for networking while building their network.

EventJoin will utilize **blockchain technology as part of its "event ecosystem"** to enable trust and transparency among all participants in the event. **We believe that a high-quality attendee experience drives the greatest value for everyone involved.**

Any successful professional event returns value for people's time and investment. The future of professional events lies in utilizing blockchain to incentivize participation through sophisticated **algorithms, smart contracts, reward systems, payments, and reviews.**

We envisage our technology being used to help professionals anywhere in the world to enjoy **a seamless networking experience at an event.** While this vision may seem ambitious, it's something that the market is ready for, and our EventJoin team is ready to make it a reality.

"We are excited to share our journey with you, giving you updates about the experience each step of the way. It's not every day you get to change the future and industry, and the millions of professionals forever."

Shalini Kasliwal, *Founder & CEO - EventJoin*

What We Have Accomplished

Our Test Launch Showed The Market Is Ready For EventJoin

We can proudly say that our journey, which started with our **December 2017 market test in Bangalore, India**, has been memorable, exciting, and fun. Prior to market testing, the **EventJoin team developed the Minimum Value Product (MVP) in 11 weeks and tested the market 2 weeks later**.

The overwhelming feedback that we received from over 3000 people (including attendees, organizers, speakers, sponsors, corporations, and universities) was the result of months of continuous work, expert advisory support, and pitching our idea to small and larger crowds of professionals.

In addition, we took the opportunity to spread the word in universities and to host events, workshops, and presentation panels involving 300+ college students and alumni. As a result of the market test and feedback, **we are confident that we've clearly defined how the EventJoin platform can provide a superior professional networking experience.**



W HORIZON COLLEGE OF ENGINEE
EVENTJOE

Highlights Of Our Journey Thus Far

- Discovery phase in **June 2017 through meetings with over 200+ potential users** in the U.S. (San Francisco), U.K. (London), and India (Bangalore, Delhi & Pune).
- MVP developed and launched in 13 weeks.
- Within two weeks, the **organic test launch reached 500+ users, 1500+ social media followers**, and two top universities.
- Secured interest from **four major professional event companies**.

Testimonials

"EventJoin is the only aggregator in event   *"I am looking for a way to connect with event goers*   *"EventJoin has a user-friendly and intuitive user*

EventJoin is the only aggregator in event engagement space with a global vision to be a leader in online event management and with the clear focus on creating value for each of its stakeholders engaged at EventJoin."

Azmathulla Khan

Speaker

I am looking for a way to connect with event goers prior to the event, to see if I can set up a quick meeting with other attendees during the event."

Srikanth Payal

Head of Corporate Relations and Placement at Ramaiah University

EventJoin has a user-friendly and intuitive user interface, which makes it easy to signup and register to attend events."

Sanjay Gupta

Consultant - Flipkart


CLIENT TESTIMONIALS

Redefining the Event Experience


Take a peak at our Beta Version
Attendees
Speakers
Organizers

The Eventjoin ecosystem utilizes the blockchain platform's capabilities to enable events, connections, and trust. The system uses a blockchain token for transactions between stakeholders. The data analytics and machine learning provide information for organizers, attendees, and speakers to succeed and get the maximum value at the event.

By utilizing blockchain capabilities, we enable a better experience for people attending events. **Our solution will focus on two major areas:**

- **Relevant Advertisement:** Enable Companies to Reach Targeted Audiences
- **Reward Ecosystem:** Connect Before, During and After

Technology will continue to shape the event and networking industry's direction and growth. Attendees are always seeking a seamless online user experience that can transition into meaningful in-person connections. This means that existing platforms need to provide a technology that will enable attendees to reach their networking goals, be profitable for organizers planning these events, and offer speakers opportunities to engage with the right audience and empower their brand.


Data intelligence platform for "professional events" only.
ATTENDEES
ORGANIZERS
SPEAKERS
Our Customers:



The Future: How Event Stakeholders see the Event Industry

EventJoin solves this problem by letting **advertisers post ads on the organizer's page based on the subject and intended audience of the event.** Relevant ads in this space enable attendees to experience a united professional image from both the advertiser and organizer.

Users' interactions will be **incentivized by the blockchain-powered token reward system**, where transactions among members and within the platform will generate rewards for all stakeholders.

Utilizing blockchain technology with **smart contracts enables a system without relying on an intermediary that the advertiser and organizer both have to trust.** This allows for exceptionally secure and transparent peer-to-peer transactions between companies and brands. EventJoin creates a better, safer ecosystem that empowers everyone involved to work together, instill solutions, and eliminate fraud.

EventJoin Engineering Architecture


Client Apps
Web Client
iOS App
Android App
Stellar Core Client
EventJoin Datastore
Users
Server App (REST API)
Users
1. Organizers
2. Speakers
3. Attendees
EventJoin Ticketing System
Stellar (Blockchain)



At EventJoin, we're solving challenging and exciting problems to provide a transparent, secure, and trustworthy professional networking platform. We're building the scalable architecture for our customer base.

EventJoin will have Microservices Architecture -- a service-oriented architecture (SOA) -- with various loosely-coupled services as subsystems to provide scalability, robustness, high availability, and modularities.

EventJoin Core comprises the ecosystem's base services, including data aggregators, analytics, and AI-based machine learning and decision-making ecosystem. EventJoin Core will provide authentication services for all other services.

EventJoin Platform Server application will communicate with various platforms' client applications (Web, iOS, Android) over secure https protocol using request-response messaging pattern. Multiple services will communicate using inter-process communication method.

EventJoin uses Stellar platform for the blockchain integration. The stellar platform is a natural fit because of the high scalability, nominal base fees, and integration process.

EventJoin users can **make payments within the ecosystem using SAB (EventJoin Token) and FIAT (traditional payment gateway)** to enable various services. Payment transactions will be recorded on Stellar Distributed Ledger through predefined immutable smart contract.

The EventJoin Advertisement System is an independent module that works with the EventJoin core component and is responsible for providing a personalized advertising model for the customers.

How Our Products Are Different From The Rest



The EventJoin platform uses three main elements to deliver our vision of a superior networking experience before, during, and after the event:

- **Data analytics and aggregators**
- **Reward-based tokens and transparency**
- **Smart contracts**

Using blockchain technology's beneficial ability to decentralize data, our platform can enable data analytics and aggregators for encouraging data sharing that's user-controlled. **In the EventJoin ecosystem, this will lead to higher qualitative data sharing and AI models that will give users a personalized "matching experience" when seeking events, connections, and career growth opportunities aligned to their networking goals.**

Introducing a rewards system creates a unique advantage where blockchain technology will streamline a loyalty program that's more enticing to users. During multiple interactions within the platform, users earn tokens (points) that can be used freely within the ecosystem.

Smart contracts are usually described as blockchain's connectors to the real world. **As users will own the sharing of their information, smart contracts will solve the escrow problem between stakeholders.** For example, this will be helpful for securing new speakers, sponsorship of events between organizers and companies, and other transactions in this ecosystem that would require a third party in current non-blockchain online solutions.

Disrupting The Market Of Professional Networking Events



Connection Gain

Discovering who you want to meet gives you time for the best in-person pitch.



Opportunity Gain

Online conversations can't beat the feeling of trust afforded by a handshake.



Global Impact

Participate in events just like a local, no matter where your career takes you.



Rewards

We offer an experience aligned with your event's goals and career path.

Our Market and Industry

$595+ Billion

Brand Marketing

$115+ Billion

Event Industry

$2+ Billion

Influence Marketing

Brand Marketing	*Event Industry*	*Influence Marketing*
Source: Ana.net	***Source: Digitaledge.org***	Source: Adweek

$450+ Billion	**$62+ Billion**
Global Recruitment Spend	**Sponsors Marketing**
Source: Recruitment International	**Source: Statista**

Face-to-face meetings and events are a major pillar in the global economy. According to eventscouncil.org, meetings in 2016 generated over $325B in direct spending and $845B in business sales.

EventJoin is targeting the professional groups and the event industry, a community that focuses on professional networking, learning, sharing, and business development. Examples include groups focused on specific topics, hackathons, and training. The EventJoin platform will enable organizers across the globe to set up events and attract followers. By effectively developing the EventJoin ecosystem, the platform will bring together organizers, attendees, speakers, venues, recruiters, and external companies to enhance the attendees' event experience.

By developing an effective platform, we will enable a powerful connection with companies that want to connect their brands to targeted audiences. **We have identified multiple reasons for this demand:**

- Job posting visibility to active event goers
- Product and company visibility to specific professional event communities
- Targeted event sponsorship

EventJoin will tap into the global advertising and marketing sector where spending is in excess of $1 trillion:

- Brand marketing
- Advertising marketing
- Sponsor marketing
- Influence marketing
- Online recruitment marketing

To attract the highest quality of advertisers to the EventJoin platform, we plan to apply key strategies:

- Focus on the attendee experience.
- Focus on the platform's ease of use.
- Develop a rewards system for active participation.
- Enable seamless engagement between advertisers, speakers, and organizers.

EventJoin Market Space





Global Market Space Opportunity
Advertising Market - $450 Billion
Esource : Statista
Event Industry (US) - $116 Billion
Esource : Planningpod
Brand Market - $595 Billion
Esource : Adweek
TAM ~$25B
SAM ~$8B
SOM ~$1.5B
Online Recruitment Market - $121 Billion
Esource : Recruitment-International
Ticketing Industry (US) - $9 Billion
Esource : Persistence Market Research
Sponsors Market - $62.7 Billion
Esource : Statista
Global Marketing - $1TR

EventJoin Ecosystem

EventJoin - A Model for Results - Driven Networking
Venue Sales
Venues
Company Visibility
Sponsors
Organizers
Build Brand & Followers
Attendees
Connect Before, During and After
Relevant Events
Recruiters
Speakers
Build Brand & Followers
Visibility to Targeted Community
Marketing
Redefining the Professional Networking Experience

As for the EventJoin user acquisition, we are aiming to make it very cost-effective not only through cooperation with top brands but also by using high-precision targeted ads.

Being a big platform involved in every important element of the cryptocurrency world will create a lot of marketing opportunities. Most social media and web platforms rely heavily on income generated from ads. EventJoin will integrate advertising space for promising projects and useful services and create another way for the community and our company to make a profit. Most news outlets and crypto-oriented blogs have only one source of income: advertisements. The high demand and growing traffic bring companies in this space hundreds of millions of dollars every month from endorsements. However, it is hard for the digital businesses to turn down offers, and they must accept ads from anyone without the proper due diligence to protect their customers.

What Makes Our Team Special

Passion binds our team. A group of smart minds that love to focus on combining superior user experience and top-notch tech. Our educational and professional background is diverse, which brings power, creativity and a global perspective to every aspect of our strategy. **Meet the EventJoin team and feel the energy that is driving us to succeed.**

Meet Our CEO	Meet Our Team	Meet Our Advisors









EVENTJOIN


US TEAM
EventJoin
INDIA TEAM

The Offering

<u>Investment</u>: Preferred Stock (designated as "SAB Tokens")

$0.50 per SAB Token | When you invest you are betting the company's future equity value will exceed $6M.

Description: The SAB Tokens will represent a single share of Preferred Stock of the company, with rights and preferences as designated in the Restated Certificate of Incorporation and summarized in the Offering Document. For more information, see the Offering Summary below.


This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

We are about to disrupt a professional event industry with our innovative approach.


INVEST IN EVENTJOIN
Products 1970s
Services 1990s
Platform + Services 2000s
Customer Centric Today
www.eventjoin.com

Crowdfunding proceeds will be used for:

- Executing our business plan.
- Attracting and converting new users with a solid marketing strategy.
- Making sure all SEC registration and compliance is current.
- Expanding our platform technology, including the token rewards system.

"We see our customers as invited guests to a party, and we are the hosts. It's our job every day to make every important aspect of the customer experience a little bit better." – *Jeff Bezos*


Discovery Phase
The roadshow to learn customer behavior and the product need. 200+ users across 3 continent.
Q2 2017
Core Team
The core team got together for product definition, market strategy growth
Q3 2017
EJ
MVP Launch
EventJoin platform launch.
Q4 2017
Early Adopters
Onboarding organizers, speakers, and attendees.
Q1 2018
EventJoin
Blockchain + EventJoin
Blockchain technology into the EventJoin Architecture
Q1 2018
Launched on StartEngine
Now YOU can own a part of our company!
Q2 2018
ICO Launch (ANTICIPATED)
Locking the ICO Launch Date
Q3 2018
ICO
ICO Launch and Key Partnership (ANTICIPATED)
ICO Launch and the key partnership for business growth
Q4 2018

Meet Our Team



Shalini Kasliwal
Founder, Director & CEO

Shalini has been the CEO and director of EventJoin Since it's inception and has been responsible for the vision and growth of this platform. With over 20 years of software industry experience, Shalini has worked tirelessly as an accomplished leader building teams in the domestic and international markets. Before her role as Founder, Shalini served as the Head of Talent Management at Metromile, Couchbase, and GSN Games. Before that, she was the founder and CEO of Straighthire (acquired by a local firm). She believes in the power of professional networking and the need for a platform which can enable professionals to connect and build their network at events. Employer name: EventJoin, Inc. Dates employed: 2017 - Present Position title: Founder & CEO Employer name: SAMAK Partners LLC. Dates employed: April 2018 - Present (Part-time) name: Metromile, Dates employed: Jun 2016 - Mar 2018, Position title: Head of Talent Management





Mrugesh Patel
Head of Engineering

Mrugesh is the Head of Engineering, and has more than 12-years experience in backend development (3 years full stack), leading diverse development teams for more than 4 years.





Lizandra J Rodriguez
Head of Marketing

I am passionate about enabling personal connections as the primary drive for success when professionals network. This is why I take pleasure in my responsibility for the global marketing strategy at EventJoin platform.





Naresh Rudani
Head - India Operations

At EventJoin, I am currently setting up our India business. I am accountable for executing overall India operations and activities in alignment with the business priorities. Also, to identify new partners and have built a strong coverage of the market to take business to the next level.





Samarth Jain
Business Development & Marketing Manager

I am responsible for planning and executing marketing, business development, advertising, and customer satisfaction at EventJoin. I consider myself to be a team player who leads by setting examples and an able communicator, thereby contributing to the growth and success story of the organization.





Nikshala Velayutham
Project Manager

I thrive through managing projects. I'm result driven, focused, organized, and dedicated. I thrive in fast-paced and collaborative environment and very deadline driven to deliver successful projects so professionals in our platform attain their networking goals.





Mehul Rathod
Lead UI and Frontend Engineer

Mehul is the key frontend and UI engineer in EventJoin. More than 10 years experience in frontend development. Expert level in Javascript, HTML, CSS and website optimization.





Yenisbel Bermudez
Software Engineer

I'm a Full Stack Engineer at EventJoin. You can find me using the power of technology to make requirements come to life into application features and creating beautiful experiences for the users in our platform.





Dibyanshu Ranjan
Software Engineer

At EventJoin, I work on complex application design and development.to develop the web application, algorithms and complex problems.





Inderjeet Singh
ICO Engineering & Security Advisor

Inderjeet Singh, An experienced professional with 26 + year across a wide spectrum of areas of IoT Security, Blockchain, Cryptocurrencies, Machine Learning, Artificial Intelligence, Data Science. Strong visioning and strategic thinking ability. Consistently delivered mission-critical results in the field of in Information Technology, Information Security Management, Cyber Security, Telecommunication Networks, Data Centers, Cloud Computing and Smart Cities.





Lalit Patel
Engineering Advisor

Lalit has worked as a co-founder, product/technology/operations leader, and executive within startups and established companies. He has been a pioneer in the areas of social gaming and mobile and built disruptive products/teams that were successfully acquired.   Lalit setup the BASH Gaming India operations from ground up and scaled the company to 120+ employees leading to the acquisition by GSN. He wrote the first version of the products and handpicked the engineering team that scaled the games to millions of users across devices and multi million dollar revenue.





Robert Riddle
Blockchain & Growth Advisor

Robert Riddle has provided and managed global solutions for over 25 years as an Operations and Program expert. He has supported multiple Fortune 500 customers and startups by providing insight and guidance within the Supply Chain, Blockchain, IT & Internet Services, as well as Quality and Customer Services functional areas.





Manish Kasliwal
Operations Advisor

Manish has vast experience in corporate processes management and operations, which he gained working on strategic projects with Fortune500 companies. He honed his skills in strategy, personnel management, customer development and customer success. He started following blockchain in 2016. He is interested in Blockchain technology, AI and Machine Learning.











Tajinder Pal Singh

Frontend Advisor

I am a Blockchain Enthusiastic with experience with Smart contracts and Blockchain based DAPPS. I am responsible for defining/maintaining design language and UI architecture along with User Experience. Everyday I collaborate with stakeholders to take a concept to a full-fledged feature or product. I am passionate about Design and Programming and thrive to stay ahead of the game. When I am not working, you'll often find me tinkering with new technologies or learning something new.





David Chan

Finance Advisor

David Chan is the finance and accounting advisor to EventJoin's executive team. As EvenJoin scales growth, he brings with him experience, knowledge and skills from more than 20 years of financial and operational experience in entrepreneurial, fast scaling companies. David comes to EventJoin's advisory board with fresh ideas after building finance functions in pre-IPO start-up entities. Previously, he served in accounting management roles for technology companies implementing operational and reporting controls after undergoing IPOs; and companies in the biotech industry transitioning from research and development entities into commercial entities after achieving FDA approval of their products. David is an CPA in California (inactive) and earned a Business Economics degree with a concentration in Accounting from UC Santa Barbara and an MBA from San Francisco State University.





Shailesh Modi

Product Advisor

Shailesh is a product leader with 16+ years of experience in consumer and B2B products that delight users and drive growth and profits. He has worked with C-level, boardroom executives and many fortune 500 customers. He has led and managed global product teams in startups and also in large organizations.



Offering Summary

Maximum 2,140,000* shares of common stock ($1,070,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 20,000 shares of common stock ($10,000)

Company	EventJoin, Inc.
Corporate Address	2040 Martin Avenue, Santa Clara, CA 95050
Description of Business	EventJoin is an event platform for consumer media and advertisement product for the professional events
Type of Security Offered	'SAB' Security Tokens
Purchase Price of Security Offered	$0.50
Minimum Investment Amount (per investor)	$250.00

	Number of Shares	**Price to Public**	**Underwriting discounts and commissions***	**Proceeds to the Company****
Per Share for sales of $10,000:	20,000 'SAB' Security Tokens	$0.50	$0.00	$10,000.00
Per share for sales of $1,070,000	2,140,000 'SAB' Security Tokens	$0.50	$0.00	$1,070,000.00

* The Company will not use commissioned sales agents or underwriters.

** The per share value does not include expenses of the Offering, including professional fees, costs of securities compliance, escrow fees, and the fees and costs of posting offering information on StartEngine.com, estimated to be [$64,200.00] in the aggregate if we achieve the maximum offering amount. See "Use of Proceeds."

<u>Terms of Tokens</u>

SAB Tokens (Preferred Stock)

Description: The SAB Tokens will represent a single share of Preferred Stock of the company, with rights and preferences as designated in the articles of incorporation and summarized in the Offering Document.

Blockchain: EventJoin is using Stellar platform for the blockchain integration. Stellar provides the high scalability, nominal base fees, and the easiest integration process.

Exchanges: The SAB Security tokens will only be tradeable on exchanges that are authorized to list and trade security tokens; subject to the transfer restrictions applicable to securities sold pursuant to a Reg CF offering.

<u>Material Terms:</u>

Voting Rights: Holders of SAB Tokens will not have the right to vote on matters presented to the shareholders for vote except as required by law.

Restrictions on Transfer:

Any Securities sold pursuant to Regulation CF offering may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Dividends/Distributions:

Holders of SAB Security Tokens are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. All dividends shall be declared pro rata on the SAB on a pari passu basis according to the number of shares of Common Stock held by such holders.

Liquidation Rights:

In the event of the Company's liquidation, dissolution, or winding up, holders of its SAB Security Tokens are entitled to liquidation preferences superior to holders of the Common Stock in accordance with the Restated Certificate of Incorporation. In the event of any liquidation event, either voluntary or involuntary, the holders of SAB Security Tokens shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share to the greater of (a) the Applicable Original Issue Price (as defined below) for such share of Security Tokens, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of the Security Tokens been converted into Common Stock pursuant to Section 3 of the Restated Certificate of Incorporation immediately prior to such liquidation, dissolution, or winding up or Deemed Liquidation Event (as defined below).

If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event (as defined below) of the Company, the funds and assets available for distribution to the stockholders of the Company shall be insufficient to pay the holders of shares of SAB Tokens the full amount to which they are entitled under Section 1.1 of the Restated Certificate of Incorporation, the holders of shares of SAB Tokens shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of SAB Tokens held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

A "Deemed Liquidation Event" is defined in the Restated Certificate of Incorporation as a merger or consolidation or the sale, lease, transfer, exclusive license or other disposition by the Company or its Subsidiaries of all or substantially all of the assets of the Company and its Subsidiaries.

Other: Conversion Rights:

The SAB Tokens are convertible into the Common Stock of the Company as provided for in Section 3 of the Restated Certificate of Incorporation. Each shares of SAB Token

shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Applicable Original Issue Price (as defined below) for such security tokens by the Conversion Price (as defined below) for such series of SAB Tokens in effect at the time of conversion.

The "Conversion Price" for each SAB Token means the Applicable Original Issue Price of such series of Security Tokens. Such initial Conversion Price, and the rate at which Security Tokens may be converted into shares of Common Stock, may be subject to adjustment as further provided in the Amended Certificate of Incorporation.

The "Applicable Original Issue Price" refers to the SAB Original Issue Price of $0.50 per security token.

The Company currently does not have a distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

The 10% Bonus for StartEngine Shareholders

Eventjoin will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of SAB Tokens at $0.50 / share, you will receive 10 SAB Token bonus shares, meaning you'll own 110 shares for $50.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Professional events are great. You meet people enjoy canapes, get inspired by the speaker wouldn't it be ideal to time travel and redefine your experience by connecting with other attendees before, during and after the event? Or as an organizer to spend less time looking for a venue, relevant attendees and speakers and have plenty of time to promote your event ? eventjoin is the answer. We focus on professional events worth your brand, money and time. Organizers, venue owners, speakers, and attendees come together and connect before, during and after the event. Eventjoin is an intelligent platform powered by Data and inspired by the community professional event goers. Easy, Reliable, Data- Driven, Empower your Brand. Register today !!!

VIDEO 1

EventJoin . I just had the opportunity to learn about EventJoin. It seems like something that could explode in not only India, but other platforms at well. I wish EventJoin the best. I connected with Event join for two months that we have connected, amazing views, 115,215 i think 300 as well. EventJoin is making it easier so we can go to the platform even before the event starts we can go to the platform we can focus. I work with events and as an organizer I think EVentJoin can add much value as needed. Most events keeps the community engaged so they can come to your next event as well. As a user, yes, I can post to an event, and as an event organizer, how can i get the same attendance again? Through this I get to know who I can connect with. For me as an event organizer, sometimes there is a mismatch between audience and speaker. The announcer team can help with the audience, sometimes the person is speaking and we don't know what is going on, this is a gap that can easily be solved, Through EVentjoin you can connect with attendees and speakers before coming to the event, if you have a break for 1 or 2 hours you can meet 6 or 7 people but if you already know who they are you, are looking for them and they are looking for you. It's a good handshake signal and all are targeted domain I really like EventJoin.

VIDEO 2

EventJoin. College of Horizon Engineering, EventJoin Data Intelligence Platform for Professionals . EJ

Video 3

Reviews

Srikanth Paya/
- Corporate Relations end Plecement et Remeiah University

"I am looking for a way to connect with event goers prior to the event, to see if I can setup a quick meeting with other attendees during the event."

Giridhar Patel
Dev Manager• NextGen HealthCare

"Very good platform for speakers and organizers to connect with like minded people. Often times, there is a disconnect for speakers, organizers and attendees to connect with people they met during event after the event. EventJoin will be a great to help breach the gap

Bhavin Patel Principal Consultant •Oracle

"It's all in one platform for me. To search upcoming events, grow career with jobs listed out there, Opportunity to be speaker and create my name brand, and connecting with people before event. Loved it, it's amazing .. "

Varun Kumar K R Divisional Manager

"Never thought that event networking could be made so easy Platform is well designed, easy to use .. Enjoying easy networking. Keep up good work EventJoin !!"

Bijesh Das
Software Developer

"I believe if you want a really successful business, then you need to have a great source of relevant connections in your network that you can call on when you need them. I feel EventJoin is the best way to build great Connection"

Amab Mukherjee
Assistant Manager-Genpect

"I liked the relaxed approach. I feel more comfortable to meet someone whom I connect a hand before, hence get maximum out of it in the event meet. definitely, makes easy networking .. "

Manmeet Kaur kohli
System Engineer - Infosys

"I think EventJoin is the perfect platform to network. I feel it has Jot of potential, productivity and it's most advanced powerful networking platform,,"

VarunArora Attendee

"Event Joint is a plattform where you get the opportunity to build your network by having a word with the professionals before, during and after the event. It is the best platform for building the network as it gives you the way to connect with them in 3 zones

Azmathulla Khan
Speaker

"Eventjoin is the only aggregator in event engagement space with a global vision to be a leader in online event management and with clear us on creating value for each of it stakeholders engaged at Eventjoin ...

Video 4

A video showing how their beta platform works.

Video 5

What I like about Event Join is through Event Join you can actually connect with all the attendees and speakers before coming to the event. So if an event, if [inaudible 00:00:10] getting a break of one hour, two hours to interact with each other, you'll potentially meet six to seven people, out of them one or two will be from your interest domain.

Got it.

But if you already know who are listed down, so you're looking for them, and they are already looking for you.

Great.

It's a good handshake signal between you beforehand, so all seven which you talk are from your domain and are your targeted audience.

Perfect.

That's wonderful, that's something wonderful. I really like Event Join. You should try it.

Recently, I came in through my friend [Rafel 00:00:42]. Event Join, and it's making me easier that job.

Regular networker at the events and as an event organizer, I think Event Join is something that we are all looking for good. I think it will add much value in the event ecosystem, and talking at events.

Video 6

so event join, with so many players in the industry, what was the idea what was the vision behind this company.

So last year I got a chance to play a media role into the event industry to be an organizer at the same time at the same time I was invited for two of the places to be a speaker, and I found the biggest challenge that I didn't know exactly who was attending the event and that made me very curious, that when you plan as an organizer, how do you figure it out what kind of a crowd your'e geting. How do you plan that out. And then as a speaker I really wanted to have a pitch according to it, like what do people want to listen and I found that there is no way for me to find that information, like what the audience wants from me. I can definitely say whatever I want, I have been invested in 20 years, I can talk about diversity. It is a touchy topic and I love that topic, i can keep going for hours and hours but the point is what do you really want to hear about. How about a platform that allows people to connect before during and after which means you can have some visibility of the attendance of the people and after the event you can still connect with them and during the event you know exactly what the audience wants and thats with the event join platform.

Cool that is very interesting. What values are behind it came for you to pick the team. What made you choose these specific people, how your core team came together.

Absolutely if you see my core team, we are literally the team of ten people, very passionate. We are all different to love something and give it to the market which means something meaningful and touches our own life. So before we even give it to the market, we look at it ourselves as a consumer. So we think from a consumer's head. We all think about it, it it something that is making sense to ourselves then sure it will make sense to other people. And that's my first initial thing is about my team. We are all like startup geeks. I don't know how to tell you but there are a different breed of these people. They just love they are passionate. They don't look at the time, they don't care about it. They are driven by developing something continuously 24/7 thinking about it. That's what my team is about. And the third biggest thing is that we work as a family and we are very transparent. We all talk in the same language, we enjoy, we joke around, we think of things which is going to be fun for the market and for ourselves.

what would you say are some of the biggest things that are coming for event join in the future.

Absolutely so the biggest thing that i have been working is the customer experience. and when I say customer experience, think for a second. when we go to the Starbucks, are we buying a Starbucks. No, we are buying that experience, walking into that store, buying that cup of coffee. When we are going picking up an airline, we are looking for an experience that provides us from our A journey to wherever you're taking it. Same goes for Amazon. I can keep going but that with the main rounds in this but that's where that experience comes in the middle and that's where the vision of the company is. We want to create something powerful which puts our customer experience in the middle and provide features around that.

Oh well thank you very much for your time. I am sure event join is going to be an exciting thing to see in the near future.

Absolutely thanks!

Video 7

I'm [Lissandra 00:00:06], I'm the head of marketing at event join. Event join is redefining the networking event experience for professionals. It will connect you before, during, and after the event, and it will touch points within your whole event experience to make your life easier, and your life easier, and you'll carry it well.

I'm [Rukesh Patel 00:00:23], head of engineering at Event Join. Event Join is using project to redefine professional network.

Hi, I'm [Michela 00:00:34]. I'm project manager at Event Join. Event Join enables professionals to connect before, during, and after the event.

Hi, my name is [Tajinder 00:00:40]. Event Join to me is a platform that enables professionals to get the most out of every professional networking event that they go to.

Hi, I am [Viden Sujengir 00:00:48]. I am project developer at Event Join. When I heard the idea of Event Join, which made me more interested to work upon this concept.

This is [Samar 00:00:58], and I am a business Java development manager at Event Join. I joined Event Join one year before, and I believe in the product, and the leadership at Event Join.

I'm [Larry Surandi 00:01:08], head of [inaudible 00:01:09] at Event Join. I run the business function of the company, and I truly believe in the idea of Event Join.

Video 8

You think about the time that's required to make something more of yourself or your business, and you think about the goodness that EventJoin can bring to that pursuit. There is a lot going on in the Valley, and there's plenty of opportunity, but there's also time, time you spend toward family, work, and personal pursuits. This maximizes the efficiency that you can bring, and then gain harmony around all three.

Hello. I'm David Chan, the Finance Advisor to EventJoin. All humans desire friendly ways to engage. I look forward to helping EventJoin leverage data intelligence, in order to combine the power of allied connections with the authenticity of in-person meetings. Thank you.

So, why am I interested in EventJoin? I do a lot of different meetups and events, and I find that it maximizes my experience of those events. I don't have time to follow up, and I forget who actually went those events. So, having the capability of connecting before, during, and after, it's a critical part of that experience. That's why I'm looking forward to [inaudible 00:01:19] EventJoin.

One of the ways to grow professionally is to create new connections and expand your circle of influence. But how do you do that? Today, you have a social network platform, you can find people to connect professionally, and then create new connections for a professional join. EventJoin gives you a platform to connect with those different attendees through professional events and you can meet those people before the event, during, and after the event.

So, EventJoin removes the complexity of knowing who is going to come to these events, and making sure those connections may be multiplied when you [inaudible 00:02:00]. And after the event, as well, you can keep on having that connection, which will help you grow professionally.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "EVENTJOIN INC.", FILED IN

THIS OFFICE ON THE SEVENTEENTH DAY OF APRIL, A.D. 2018, AT 1:46

O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State



6831345 8100

SR# 20182753502

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 202526523

Date: 04-17-18

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:46 PM 04/17/2018
FILED 01:46 PM 04/17/2018
SR 20182753502 - File Number 6831345

EVENTJOIN INC.

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

EventJoin Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is EventJoin Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on April 5, 2018 under the name EventJoin Inc. The Restated Certificate of Incorporation of the Corporation was filed on April 16, 2018 with the Secretary of State of the State of Delaware.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on April 17, 2018.

By: /s/ Shalini Kasliwal
Shalini Kasliwal, Chief Executive Officer

EVENTJOIN INC.

RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is EventJoin Inc. (the *"Corporation"*).

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 1013 Centre Road, Suite 403-B, in the city of Wilmington, county of New Castle, Zip Code 19805-1270. The name of its registered agent at such address is Vcorp Services, LLC.

ARTICLE III: DEFINITIONS.

As used in this Restated Certificate (the "Restated Certificate"), the following terms have the meanings set forth below:

"Board Composition" means that the holders of record of the shares of Common Stock exclusively and as a separate class, are entitled to elect one (1) director of the Corporation (the *"Common Director"*), and any additional directors will be elected by the affirmative vote of a majority of the Common Stock. For administrative convenience, the initial Common Director may also be appointed by the Board in connection with the approval of the initial issuance of SAB Tokens without a separate action by the holders of a majority of SAB Tokens.

"Original Issue Price" means $0.50 per share for the SAB Tokens.

"Requisite Holders" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 14,280,000, consisting of (a) 12,140,000 shares of Common Stock, $0.00001 per share and (b) 2,140,000 shares of Preferred Stock, $0.00001 per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, all shares of the Preferred Stock of the Corporation are hereby designated *"SAB Tokens"*.

A.   COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1.   General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

2.   Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1.   Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1   Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the

Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3   Deemed Liquidation Events.

1.3.1   Definition.   Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2   Amount Deemed Paid or Distributed.   The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2.   **Voting.**

2.1   General. Except as required by applicable law which cannot be superseded by the provisions of this Certificate of Incorporation, the holders of Preferred Stock will not be entitled to vote in respect of such shares on any matter, and such shares will not be included in determining the number of shares voting or entitled to vote on any matter.

3.   Conversion. The holders of the Preferred Stock have the following conversion rights (the "**Conversion Rights**"):

3.1   Right to Convert.

3.1.1   Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "**Conversion Price**" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2   Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2   Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3   Mechanics of Conversion.

3.3.1   Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "**Contingency Event**"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 <u>Reservation of Shares</u>. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, , that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 <u>Effect of Conversion</u>. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 <u>No Further Adjustment</u>. Upon any conversion of shares of Pre-ferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4   Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "**Original Issue Date**" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5   Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a)   the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b)   the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and there-after such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6   Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8   Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "*Mandatory Conversion Time*"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A. **AMENDMENT OF BYLAWS.** Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "*Bylaws*"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. **NUMBER OF DIRECTORS.** Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. **BALLOT.** Elections of directors need not be by written ballot unless the Bylaws so provide.

D. **MEETINGS AND BOOKS.** Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY.

A.   LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C.   MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "*Excluded Opportunity*" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "*Covered Person*"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

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